SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
            ---------------------------------------------------------

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. ---)*


                                 FANTATECH, INC.
            ---------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                    30729M207
            ---------------------------------------------------------
                                 (CUSIP Number)


                                  Fantatech Inc
                        317 W. Las Tunas Drive, Ste. #207
                              San Gabriel, CA 91776
                                  (626 642 0500
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 1, 2004
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    Name of reporting persons
     I.R.S. Identification Nos. of above persons (Entities only)

     VINSWAY HOLDING LIMITED
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2    Check the appropriate box if a member of a group
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC use only


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4    Source of funds

     OO
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5    Check  box if disclosure of legal proceedings is required pursuant to items
     2(d)  or  2(e)

                                                                      [_]
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6    Citizenship or place of organization

     BRITISH VIRGIN ISLANDS
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Number of shares beneficially owned by each reporting person
With:

7    Sole voting power

     6,222,963
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8    Shared voting power

     Not applicable
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9    Sole dispositive power

     6,222,963
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10   Shared dispositive power

     Not applicable
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11   Aggregate amount beneficially owned by each reporting person

     6,222,963 shares
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12   Check box if the aggregate amount in row (11) excludes certain shares

                                                                            [_]

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
13   Percent of class represented by amount in row (11)

     20.68%
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14   Type of reporting person

     CO
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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Fantatech, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive office is located at 317 W. Las Tunas Drive, Ste. #207, San Gabriel, CA 91776

--------------------------------------------------------------------------------

Item 2.  Identity  and  Background.

The following information is provided regarding the Reporting Person:

(a)  Name: Vinsway Holding Limited

(b) Business Address: Suite 1411, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong.

(c)  Principal Occupation: Investment holding.

(d) Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: British Virgin Islands

The following information is provided regarding the directors, executive officers and controlling persons of the Reporting Person:

                                Number of     % of
(a)  Name            Position  Shares Held  Interest
---  --------------  --------  -----------  ---------

     Jinqiang ZHANG  Director       12,551     41.84%
     GuangWei LIANG  Director        6,718     22.39%
     Xinan HU        Director        4,469     14.90%
     Liechong LI     N/A             6,262     20.87%
                               -----------  ---------
                                    30,000    100.00%

(b) Address: The reported address of the above-named persons is at 23/F, Huaqiang Bldg, A, 3006 Shennan Zhong Road, Shenzhen 518031, The People's
     Republic  of  China  ("China").

(c)  Principal Occupation:

     Name of Reporting              Position Held          Other Reported
     Person's Shareholders          in the Issuer            Occupation
     ---------------------  -----------------------------  --------------
     Jinqiang ZHANG         Director & Chairman            Merchant
     Guangwei LIANG         Director, CEO & Vice Chairman  Merchant
     Xinan HU               Director                       Merchant
     Liechong LI            Former Director                Merchant

(d) The above-named Persons have not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) The above-named Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Citizenship: The reported citizenship of the above-named persons are Chinese.

--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

The acquisition was made with through capital contribution of the common stock of the Issuer by the Reporting Person's shareholders, who are the Directors and Officers of the Issuer as follow:

     Name of Reporting              Position Held              Number of        % of Ownership
     Person's Shareholders          in the Issuer          Shares Contributed  in the Issuer(*)
     ---------------------  -----------------------------  ------------------  ----------------
     Jinqiang ZHANG         Director & Chairman                     2,603,418             8.65%
     Guangwei LIANG         Director, CEO & Vice Chairman           1,393,550             4.63%
     Xinan HU               Director                                  927,021             3.08%
     Liechong LI            Former Director                         1,298,974             4.32%
                                                           ------------------  ----------------
                                                                    6,222,963            20.68%

(*) Based on 30,096,117 shares of issued and outstanding common stock of the Issuer.
--------------------------------------------------------------------------------

Item 4.  Purpose  of  Transaction.

     The Reporting Person owned 6,222,963 shares of Common Stock of the Issuer as a result of the in-kind capital contribution of the Issuer's Common Stock by its shareholders. (See Item 3 above) The Reporting Person was incorporated in July 2004 mainly for the purpose of holding the investment in the Common Stock of the Issuer. All of the shareholders of the Reporting Person are existing or former directors or officers of the Issuer. The shares were transferred to the Reporting Person upon the execution of transfer document by the respective shareholders of the Reporting Person.

     The pooling of those Common Stock of the Issuer held by the respective persons is mainly for the purpose of enhancing the management of the Issuer through the unification of the dispersed interest. Subsequent to the transfer, the Reporting Person holds a significant controlling interest of 20.68% of the Issuer. It is expected that the consolidation of the voting interest will provide stability to the management of the Issuer as well as its shareholding structure, which should be beneficial to all existing and prospective stockholders of the Issuer.

     However, the Reporting Person reserves the right to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of its financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries;
(f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

     (a) The table below sets forth the aggregate number of shares and percentage of the Issuer's outstanding shares beneficially owned by the Reporting Person.

Reporting Person          Number of Shares  Percentage of Total  Place of Organization
----------------          ----------------  -------------------  ---------------------

Vinsway Holding Limited   6,222,963              20.68%(1)       British Virgin Islands

---------------------------------------------------------------
(1)  Based  on  30,096,117  shares  outstanding  as  of  November  1,  2004.

     (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

     (c)  The  Reporting  Person  has not effected any transaction in the Common
Stock  during  the  past  60  days,  except  as  disclosed  herein.

     (d)  Not  applicable.

     (e)  Not  applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person does not have any contractual arrangement, understandings or relationships with respect to the securities of the Issuer. The following shareholders of the Reporting Persons, however, were granted shares of stock option of the Issuer in their capacity as the key employees of the Issuer on January 6, 2004:

     Name/Title                           Shares of Stock Option (*)
     -----------------------------------  --------------------------
     Jinqiang ZHANG, Chairman                                150,000
     Guangwei LIANG, Vice Chairman & CEO                     150,000
     Xinan HU, Director                                       60,000

-----------------------------
*    Number of share option revised subsequent to a 2 to 1 reverse share split.

     The adjusted strike price is $1.00 per share. The vesting and exercise schedule as set by the Issuer are:
1. The first 50% of the stock options are only vested and exercisable on or after January 7, 2007;
2.   The  next  30%  are  vested  and  exercisable  on or after January 7, 2008;
3.   The rest of the 20% are vested and exercisable on or after January 7, 2009.

The stock options expire on January 6, 2014 or shall be terminated 30 days after employment cessation.

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Item 7. Material to be Filed as Exhibits.

        Shares transfer document dated November 1, 2004

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
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            November 1, 2004
                                            ------------------------------------
                                            (Date)


                                            /s/ Guangwei LIANG
                                            ------------------------------------
                                            (Signature)


                                            Guangwei LIANG, CEO & Director
                                            ------------------------------------
                                            (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).